SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRATEGIC REALTY TRUST, INC.
(Name of Subject Company)

STRATEGIC REALTY TRUST, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

86278B109
(CUSIP Number of Class of Securities)

Matthew Schreiber Chief Executive Officer
Strategic Realty Trust, Inc. 550 W. Adams St., Suite 200
Chicago, Illinois 60661
(312) 878-4860
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.
Laura K. Sirianni, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919)786-2000

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by Alternative Liquidity Index LP (the “Offeror”), to purchase up to 1,050,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Strategic Realty Trust, Inc., a Maryland corporation (the “Company”), at a price of $0.75 per Share, in cash, without interest, (the “Offer Price”). The Offeror is serving as the depositary for the Offer. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on October 21, 2022 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”).
As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.
ITEM 1. SUBJECT COMPANY INFORMATION.
The name of the subject company is Strategic Realty Trust, Inc. The Company’s address is 550 W. Adams St., Suite 200, Chicago, Illinois, 60661. The Company’s principal telephone number is (312) 878-4860.
The title of the class of equity securities to which this Schedule 14D-9 relates is Common Stock. As of November 3, 2022, 10,752,966 shares of Common Stock were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to a tender offer by Alternative Liquidity Index LP to purchase, subject to certain terms and conditions, up to 1,050,000 outstanding Shares, at a price of $0.75 per Share, in cash, without interest.
The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offeror, it will expire at 11:59 p.m., New York City Time, on November 30, 2022.
According to the Schedule TO, the Offeror’ business address is 11500 Wayzata Blvd. #1050, Minnetonka, Minnesota and their telephone number is (888) 884-8796.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022 (the “2021 Form 10-K”) and (ii) “ Certain Relationships and Related-Party Transactions,” “Compensation of Directors and Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2022 (the “2022 Proxy Statement”), all of which information is incorporated herein by reference. The 2021 Form 10-K and the 2022 Proxy Statement were previously made available to all of the Stockholders and are available for free on the SEC’s website at www.sec.gov.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a) Solicitation Recommendation
The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management, financial advisor and outside legal advisor. The Board has unanimously determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Company recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.
The Company acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs.
(b) Reasons for the Recommendation
In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management, SRT Advisor, LLC (the "Advisor"), the Company's external advisor, and outside legal counsel; and (iii) evaluated various relevant factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.
The reasons why the Company believes that the Offer is not in the best interests of the Stockholders include the following:
•The Board of Directors believes that the Offer Price is significantly less than the current value of the Shares. This belief is based on, among other things, (i) preliminary appraisals as of January 31, 2022 received from an independent third-party valuation firm, (ii) the purchase price, net of transaction costs, for the Wilshire Joint Venture property sold on October 11, 2022, (iii) the purchase price, net of estimated transaction costs, pursuant to an executed letter of intent for one of the Company’s properties currently being marketed for sale, and (iv) information from the Advisor regarding its view of the current range in values for the Company’s portfolio of assets based on market trends and conditions since January 2022.
•The Company’s GAAP book value per Share as of June 30, 2022 is $1.96. Book value may not necessarily be representative of the liquidation value of the Company. The book value per Share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding Shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles (“GAAP”) and do not necessarily reflect fair value.
•Given the Offer Price, the Board of Directors believes that the Offer represents an opportunistic attempt by the Offeror to profit by purchasing the Shares at a price substantially below their current value, thereby depriving the Stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Company noted that, in the Offeror’ own words: “In establishing the purchase price of $0.75 per Share, the [Offeror] is motivated to establish the lowest price which might be acceptable to [Stockholders] consistent with the [Offeror’s] objectives.”
•The Offer indicates that the Offeror has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion representing the value of the Shares.
•The Offeror states in the Offer that there is limited trading activity in the Shares reported by OTC Markets and that the most recent trade reported occurred on September 12, 2022 at a price of $0.71. The Offeror acknowledges that trades reported by OTC Markets may not reflect all secondary activity in the Shares. As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.
•The Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” judgment to determine whether the conditions have been met, such as the Offeror’ determination as to whether there has been any change in the operations or assets of the Company that has a material adverse effect. In addition, the Company noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Company noted that there could be no assurance that the Offer would be completed as soon as the Offeror implies.

In view of the number of reasons and complexity of these matters, the Company did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.
In light of the reasons considered above, the Company has determined that the Offer is not in the best interests of the Stockholders.
Accordingly, the Company recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.
(c) Intent to Tender
The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).
To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
During the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.
Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.
ITEM 8. ADDITIONAL INFORMATION.
Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.
Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, occupancy rates in the markets in which the Company’s properties are located and the final 2022 estimated value per share.
In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Part I. Item 1A. Risk Factors” in the 2021 Form 10-K (which section is incorporated herein by reference).

ITEM 9. EXHIBITS.
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Text of Letter to the Company’s Stockholders, dated November 3, 2022.*
(a)(2)	Text of E-mail to Financial Advisors, dated November 3, 2022.
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K filed with the SEC on March 25, 2022.**
(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2022**
(g)	Not applicable.

*    Included in copy mailed to Stockholders.
**     The sections of the 2021 Form 10-K and 2022 Proxy Statement specified in Items 3 and 8 hereto are incorporated by reference.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

STRATEGIC REALTY TRUST, INC.

Dated: November 3, 2022	By:	/s/ Matthew Schreiber
Matthew Schreiber
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Text of Letter to the Company’s Stockholders, dated November 3, 2022*
(a)(2)	Text of E-mail to Financial Advisors, dated November 3, 2022
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K filed with the SEC on March 25, 2022**
(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2022**
(g)	Not applicable.

*    Included in copy mailed to Stockholders.
**     The sections of the 2021 Form 10-K and 2022 Proxy Statement specified in Items 3 and 8 hereto are incorporated by reference.